Calculation of Filing Fee Tables
S-3
NEW YORK MORTGAGE TRUST, INC.
Narrative Disclosure
The maximum aggregate offering price of the securities to which the prospectus relates is $50,000,000.00. The prospectus is a final prospectus for the related offering.
The prospectus to which this Exhibit 107 relates is a final prospectus for the related offering. The maximum aggregate offering price for such offering is $50,000,000.